SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – July 04, 2003

Embratel Participações S.A. NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

EMBRATEL ADJUSTS RATES FOR DOMESTIC AND INTERNATIONAL
LONG DISTANCE SERVIES

Embratel announced that it has adjusted its domestic and international long distance rates. The new Domestic Long Distance rates for the Basic Plan becomes effective on July 04, 2003, as approved by Act #37.211 of June 27, 2003 of Agência Nacional de Telecomunicações (Anatel). On average, the Basic Plan was adjusted by 24.9%. All clients not enrolled in one of Embratel’s Alternative Calling Plans are subject to Basic Plan rates. The new and old Domestic Long Distance rates for the Basic Plan are as follows:

            BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (New Rate)
---------------------------------------------------------------------------------------------------------------
                                    Time of the Day
                              ---------------------------------------------------------------------------------
Distance                        Differentiated    Normal     Reduced                Super-Reduced
DC (Degrau Conurbado)              0.07792        0.03894    0.01945                   0.00971
D1 (up to 50 Km)                   0.24943        0.12471    0.06233                   0.03114
D2 (from 50 to 100 Km)             0.41578        0.20787    0.10390                   0.05193
D3 (from 100 to 300 Km)            0.41996        0.31181    0.15587                   0.07791
D4 (more than 300 Km)              0.42579        0.36021    0.20787                   0.10390
---------------------------------------------------------------------------------------------------------------

         BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (Previous Rates)
---------------------------------------------------------------------------------------------------------------
                                    Time of the Day
                              ---------------------------------------------------------------------------------
Distance                        Differentiated    Normal     Reduced                Super-Reduced
DC (Degrau Conurbado)              0.07792        0.03894    0.01945                   0.00971
D1 (up to 50 Km)                   0.18267        0.09133    0.04565                   0.02281
D2 (from 50 to 100 Km)             0.30449        0.15223    0.07609                   0.03803
D3 (from 100 to 300 Km)            0.34145        0.22835    0.11415                   0.05706
D4 (more than 300 Km)              0.39200        0.26379    0.15223                   0.07609
---------------------------------------------------------------------------------------------------------------

            BASIC PLAN - Rate in R$ per Minute for Domestic Long Distance NET OF TAXES (% Change)
---------------------------------------------------------------------------------------------------------------
                                    Time of the Day
                              ---------------------------------------------------------------------------------
Distance                        Differentiated    Normal     Reduced                Super-Reduced
DC (Degrau Conurbado)                0.0%          0.0%       0.0%                      0.0%
D1 (up to 50 Km)                    36.5%          36.5%      36.5%                     36.5%
D2 (from 50 to 100 Km)              36.5%          36.5%      36.5%                     36.6%
D3 (from 100 to 300 Km)             23.0%          36.5%      36.5%                     36.5%
D4 (more than 300 Km)                8.6%          36.6%      36.5%                     36.5%
---------------------------------------------------------------------------------------------------------------

The Domestic Long Distance rates for the Alternative Calling Plans have also been adjusted. The complete list, new rates and a brief description of the Alternative Calling Plans can be found at www.embratel.com.br/en/promocoes/index.html.

The new International Long Distance rates for the Basic Plan became effective on June 30, 2003, as approved by Act #37.212 of June 27, 2003 of Anatel. On average, the Basic Plan was adjusted by 10.5%. The new International Long Distance rates, which vary according to country, for the Basic Plan can be found at http://www.embratel.com.br/en/tarifas/index.html.

The complete list, new rates and a brief description of the Alternative Calling Plans for International Long Distance calls can be found at www.embratel.com.br/en/promocoes/index.html.

The companies of the Serviço Telefônico Fixo Comutado (fixed telephony) have adjusted their network usage fees. The network usage fee for local interconnection (TU-RL) was adjusted, on average, by 14.3% to approximately R$0.061, while the network usage fee for long distance interconnection (TU-RIU) was adjusted, on average, by 24.5% to approximately R$0.105. Network usage fee varies according to both call origination and termination locality.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.